UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO
                 FILED PURSUANT TO RULE 13d-2(a)

                         AMENDMENT NO. 1

                       AUTOBYTEL.COM INC.
                        (Name of Issuer)

                  Common Stock, $.001 par value
                 (Title of Class of Securities)

                           05275N 10 6
                         (CUSIP Number)

                         Peter R. Ellis
                          Susanne Ellis
                     1550 Bayside Drive, #2
                Corona del Mar, California 92625
                    Tel. No.: (949) 760-5025
             (Name, Address and Telephone Number of
              Person Authorized to Receive Notices
                       and Communications)

                         with a copy to:
                     David A. Krinsky, Esq.
                      O'Melveny & Myers LLP
                    610 Newport Center Drive
                           Suite 1700
                 Newport Beach, California 92660

                          July 6, 2000
             (Date of Event which Requires Filing of
                         this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule
13D, and is filing this statement because of Rule 13d-1(e), 13d-
1(f) or 13d-1(g), check the following box: [x]

CUSIP No. 05257N 10 6

1    NAME OF REPORTING PERSON
          Peter R. Ellis
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          Inapplicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [ x ]
     (b)  [   ]

3    SEC USE ONLY

4    SOURCE OF FUNDS
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                         [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.

                    7    SOLE VOTING POWER
                         1,862,170 shares of common stock1
NUMBER OF
SHARES              8    SHARED VOTING POWER
BENEFICIALLY             -0-
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER
REPORTING                1,862,170 shares of common stock1
PERSON
WITH                10   SHARED DISPOSITIVE POWER
                         -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,862,170 shares of common stock1

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.2%

14   TYPE OF REPORTING PERSON
     IN

------------------
1 These shares include 67,104 shares of the Issuer's common stock held directly by Peter R. Ellis ("Reporting Person 1") and 1,795,066 shares of the Issuer's common stock held in a revocable trust for the benefit of Reporting Person 1 and his spouse, Susanne Ellis ("Reporting Person 2"). Reporting Person 1 and Reporting Person 2 are the trustees of the revocable trust, and each has sole voting and dispositive power over the shares held in the trust.

SEC 1746 (3-98)

CUSIP No. 05257N 10 6

1    NAME OF REPORTING PERSON
          Susanne Ellis
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          Inapplicable
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [ x ]
     (b)  [   ]

3    SEC USE ONLY

4    SOURCE OF FUNDS
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                         [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.

                    7    SOLE VOTING POWER
                         1,813,788 shares of common stock2
NUMBER OF
SHARES              8    SHARED VOTING POWER
BENEFICIALLY             -0-
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER
REPORTING                1,813,788 shares of common stock2
PERSON
WITH                10   SHARED DISPOSITIVE POWER
                         -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,813,788 shares of common stock2

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.0%

14   TYPE OF REPORTING PERSON
     IN

SEC 1746 (3-98)

------------------
2 These shares are held in three trusts. 1,795,066 shares of the Issuer's common stock are held in a revocable trust for the benefit of Susanne Ellis ("Reporting Person 2") and her spouse, Peter R. Ellis ("Reporting Person 1"). Reporting Person 2 and Reporting Person 1 are the trustees of this trust, and each has sole voting and dispositive power over the shares held in the trust. 18,722 shares of the Issuer's common stock are held in two trusts for the benefit of certain members of Reporting Person 2's immediate family; Reporting Person 2 is the trustee of these trusts, and has sole voting and dispositive power over the shares held in the trusts.

Item 4.  Purpose of Transaction

          Item 4 of this Statement on Schedule 13D, filed by Peter R. Ellis and Susanne Ellis (collectively, the "Reporting Persons") with respect to the Common Stock, $.001 par value (the "Common Stock") of Autobytel.com Inc., a Delaware corporation (the "Issuer"), is hereby amended and restated to read in its entirety as follows:

          The Reporting Persons acquired all of the shares of Common Stock beneficially owned by them for investment purposes. The Reporting Persons intend to evaluate the Issuer's financial condition, business operations and prospects, the market price of the Common Stock, alternative investment opportunities, conditions in the securities markets generally and other factors on an ongoing basis. Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time. The Reporting Persons specifically reserve the right to purchase additional shares or to sell shares of Common Stock of the Issuer on the open market or in private transactions.

          The Reporting Persons intend to communicate with other shareholders and with directors, officers, employees and affiliates of the Issuer concerning the business, management and strategic direction of the Issuer. The Reporting Persons reserve the right to formulate plans or proposals that relate to, might result in, or have the purpose or effect of changing or influencing control or management of the Issuer, or that relate to or would result in any of the other events enumerated in Item 4 of the instructions to Schedule 13D.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 6, 2000



                                    /s/ Peter R. Ellis
                              --------------------------------
                              Peter R. Ellis



                                   /s/ Susanne Ellis
                              --------------------------------
                              Susanne Ellis